Exhibit 3.13

AMENDMENT TO
COMPANY AGREEMENT
This Amendment to the Company Agreement (this “Amendment”) of Arcadia Gas Storage LLC, a Texas limited liability company (the “Company”), is entered into effective as of September 5, 2014 (the “Effective Date”), by Cardinal Gas Storage Partners LLC, a Delaware limited liability company (“Cardinal”), in its capacity as the sole member of the Company.
WHEREAS, the managers of the Company entered into that certain Company Agreement, dated as of December 27, 2006 (the “Company Agreement”);
WHEREAS, immediately prior to the Merger (as defined below), Arcadia Gas Storage Holding LLC, a Delaware limited liability company and wholly-owned subsidiary of Cardinal (“Arcadia Holding”) was the sole member of the Company;
WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Arcadia Holding and the Company, and the filing of the certificates of merger in connection therewith with the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas, Arcadia Holding merged with and into the Company, with the Company as the surviving entity of such transaction (the “Merger”);
WHEREAS, following the Merger, Cardinal is the sole member of the Company;
WHEREAS, Section 2.15 of the Company Agreement contemplates the delivery of membership certificates to the members of the Company;
WHEREAS, membership certificates representing the issued and outstanding membership interests in the Company have not been issued to date; and
WHEREAS, in accordance with Section 10.06 of the Company Agreement, Cardinal, as the sole member of the Company desires to amend the Company Agreement to reflect the current ownership of the Company and to contemplate non-certificated membership interests.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Cardinal, as the sole member of the Company, agrees as follows:
1.Amendments.

(a)Section 2.15 of the Company Agreement is hereby amended and restated in its entirety and replaced with the following language:

“The Membership Interests authorized hereunder shall not be certificated unless the Managers approve otherwise, in such form and with such legends as the Managers shall determine.”

(b)Schedule “A” to the Company Agreement is hereby amended and restated in its entirety as shown in Exhibit 1 to this Amendment.

2.Miscellaneous.

(a)Ratification and Confirmation. Except as expressly amended by this Amendment, all other terms and provisions of the Company Agreement shall remain in full force and effect.

(b)Governing Law. This Amendment shall be construed in accordance with, and governed by, the laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

(c)Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not have any significance in the interpretation of this Amendment.

(d)Entire Agreement. This Amendment and the documents referred to herein set forth the entire understanding and agreement of the parties hereto regarding the subject matter hereof and supersede and replace all prior and contemporaneous oral and written agreements of the parties hereto with respect to the subject matter hereof.

[Signature Page Follows]

This Amendment was adopted effective as of the Effective Date first written above.
CARDINAL GAS STORAGE PARTNERS LLC

By: /s/ Robert D. Bondurant
Name: Robert D. Bondurant
Title: Executive Vice President

EXHIBIT 1
ARCADIA GAS STORAGE LLC
SCHEDULE “A” TO COMPANY AGREEMENT
Name                        Membership Interests Percentage
Cardinal Gas Storage Partners LLC                        100%